Exhibit 99.5

EXECUTION VERSION

Dated October 1, 2018

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED

and

THOMSON REUTERS CORPORATION

and

REUTERS NEWS & MEDIA LIMITED

REUTERS SUPPORT AGREEMENT

THIS AGREEMENT is made as of the 1st day of October, 2018

BETWEEN:

(1)

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED, a company incorporated in England whose registered office is at 3 More London Riverside, London, SE1 2AQ, United Kingdom (Thomson Reuters Founders Share Company); and

(2)	THOMSON REUTERS CORPORATION, a company incorporated in Ontario, Canada whose registered office is at 333 Bay Street, Suite 400, Toronto, Ontario M5H 2R2, Canada (Thomson Reuters Corporation); and

(3)

REUTERS NEWS & MEDIA LIMITED, a company incorporated in England whose registered office is at The Thomson Reuters Building, 30 South Colonnade, Canary Wharf, London E14 5EP, United Kingdom (Reuters News & Media Limited).

RECITALS:

(A)

Thomson Reuters Founders Share Company is a company limited by guarantee not having a share capital whose objects include holding a Thomson Reuters Founders Share in the capital of Thomson Reuters Corporation for the purpose of ensuring that the Thomson Reuters Trust Principles are complied with and being a party to the Amended and Restated Deed of Mutual Covenant among PA Group Limited, The Newspaper Organisation Limited (trading as News Media Association), Australian Associated Press Pty Limited, New Zealand Press Association Limited, Thomson Reuters Founders Share Company Limited, Thomson Reuters Corporation, Thomson Reuters Group Limited and Reuters News & Media Limited dated on or about the date hereof (the Deed of Mutual Covenant).

(B)

On January 30, 2018, Thomson Reuters Corporation entered into a strategic partnership in relation to its Financial & Risk business (the F&R Business) with private equity funds managed by Blackstone Group LP (Blackstone). Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. As part of the transaction, Thomson Reuters Corporation sold a 55% majority stake in its F&R Business and retained a 45% interest in the F&R Business through its ownership in a Cayman Islands company known as of the date hereof as King (Cayman) Holdings Ltd. (the F&R Parent Company) (the F&R Transaction).

(C)

Concurrent with the closing of the F&R Transaction, (i) Reuters News & Media Limited, Thomson Reuters Global Resources Unlimited Company, Reuters America LLC and the F&R Parent Company entered into a News Content License and Relationship Agreement pursuant to which Reuters News & Media Limited has agreed to provide the F&R Parent Company with general news and financial content for use in the F&R Business (the News Content License and Relationship Agreement) and (ii) Thomson Reuters Global Resources Unlimited Company and Thomson Reuters Canada Limited each entered into a Brand License Agreement pursuant to which Financial & Risk Organisation Limited and Financial & Risk US IP Corp. have been granted licenses to use the “Reuters” mark on the products and services offered by the F&R Business as well as in its company names, subject to applicable limitations and restrictions set forth therein (the Brand License Agreements).

(D)

Thomson Reuters Corporation and Reuters News & Media Limited have agreed to continue to support the Thomson Reuters Trust Principles in relation to the operation of the business of Thomson Reuters following closing of the F&R Transaction.

(E)	The parties hereto wish to enter into this Agreement so as to set forth their obligations to each other.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows.

1	Interpretation

1.1	In this Agreement (including the Recitals):

Applicable Laws means:

(a)	any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over any party hereto; and

(b)	the rules, regulations and guidelines of:

(i)	any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of any party hereto are listed, traded or quoted; and

(ii)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of Persons to whom they are intended to apply), in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the applicable party hereto;

Brand License Agreements has the meaning attributed thereto in the Recitals;

Control means:

(a)

when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)

when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity, and the words Controlled by, Controlling and under common Control with and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the second-mentioned Person) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

Deed of Mutual Covenant has the meaning attributed thereto in the Recitals;

F&R Business has the meaning attributed thereto in the Recitals;

F&R Parent Company has the meaning attributed thereto in the Recitals;

F&R Transaction has the meaning attributed thereto in the Recitals;

Governmental Agency means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission and the NYSE;

News Content License Fees has the meaning attributed thereto in clause 2.1(a);

News Content License and Relationship Agreement has the meaning attributed thereto in the Recitals;

Person includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

Reuters means, collectively, (i) Reuters News & Media Limited and (ii) all other Subsidiaries of Thomson Reuters Corporation that carry on any business of providing multimedia news and information services from time to time as part of the Reuters business unit;

Reuters News & Media Limited has the meaning attributed thereto in the Recitals;

Subsidiary means, with respect to any Person, any Person that is Controlled by such Person;

Thomson Reuters means, collectively, Thomson Reuters Corporation and its Subsidiaries from time to time;

Thomson Reuters Corporation has the meaning attributed thereto in the Recitals;

Thomson Reuters Corporation’s Articles means the articles of incorporation of Thomson Reuters Corporation, as they may be amended or supplemented from time to time;

Thomson Reuters Founders Share has the meaning attributed thereto in Thomson Reuters Corporation’s Articles;

Thomson Reuters Founders Share Company has the meaning attributed thereto in the Recitals;

Thomson Reuters Founders Share Company’s Articles means the articles of association of Thomson Reuters Founders Share Company Limited, as they may be amended or supplemented from time to time;

Thomson Reuters Trust Principles has the meaning attributed thereto in Thomson Reuters Corporation’s Articles which, as from the closing of the F&R Transaction, means:

(a)	that Reuters shall at no time pass into the hands of any one interest, group or faction;

(b)	that the integrity, independence and freedom from bias of Thomson Reuters Corporation shall at all times be fully preserved;

(c)

that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

(d)	that Thomson Reuters Corporation shall pay due regard to the many interests which it serves in addition to those of the media; and

(e)

that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters Corporation so as to maintain its leading position in the international news and information business (the Fifth Thomson Reuters Trust Principle);

Thomson Reuters Trustees means the members and directors from time to time of Thomson Reuters Founders Share Company;

Transfer includes any direct or indirect sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership, economic interest or economic exposure passes, in whole or in part, from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the word Transferred has a corresponding meaning.

1.2	The beneficiaries of a trust shall be deemed to own beneficially securities held, directly or indirectly, by such trust.

1.3

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Laws, the parties waive any provision of Applicable Laws which renders any provision of this Agreement invalid or unenforceable in any respect.

1.4

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements pertaining to the subject matter of this Agreement. Except as expressly agreed to by the parties to this Agreement in writing, there are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.

1.5

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.6	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.7

References in this Agreement to any party to this Agreement shall include references to its respective successors and permitted assigns, including as a result of any amalgamation, merger, arrangement or other reorganization of such party or any continuance of such party under the laws of another jurisdiction.

1.8	The parties to this Agreement shall make any determination or request pursuant hereto in good faith and acting reasonably.

2	Agreements with Respect to News Content License and Relationship Agreement

2.1

Reuters News & Media Limited agrees that it will, and will procure that any permitted assignee of Reuters News & Media Limited’s rights and/or obligations under the News Content License and Relationship Agreement within Reuters in accordance with clause 2.2 will:

(a)	invest all of the license fees payable under the News Content License and Relationship Agreement (the News Content License Fees) into the business of Reuters;

(b)	enforce its rights, and use best efforts to comply with its obligations, under the News Content License and Relationship Agreement;

(c)	notify Thomson Reuters Founders Share Company Limited upon becoming aware of any material breach, or threatened material breach, of the News Content License and Relationship Agreement; and

(d)	not without the prior written consent of Thomson Reuters Founders Share Company:

(i)	amend the News Content License and Relationship Agreement in a manner that would:

(A)	negatively impact the annual News Content License Fee payable thereunder; or

(B)	significantly increase Reuters News & Media Limited’s costs without reimbursement; or

(ii)	amend any provision of the News Content License and Relationship Agreement related to the Thomson Reuters Trust Principles.

2.2

Reuters News & Media Limited agrees that it will not Transfer its rights and/or obligations under the News Content License and Relationship Agreement to any other Person, other than to another member of the Reuters group.

2.3

Thomson Reuters Corporation agrees to cause Reuters News & Media Limited (and any permitted assignee of Reuters News & Media Limited’s rights and/or obligations under the News Content License and Relationship Agreement within Reuters in accordance with clause 2.2) to comply with the obligations set out in clauses 2.1 and 2.2 of this Agreement and not misappropriate any of the News Content License Fees that are to be invested into the business of Reuters pursuant to clause 2.1(a) of this Agreement.

3	Agreements with Respect to the Brand License Agreements

3.1	Each of Reuters News & Media Limited and Thomson Reuters Corporation will procure that:

(a)	any rights of any member of the Thomson Reuters group under the Brand License Agreements will be enforced in all material respects;

(b)	any member of the Thomson Reuters group that is a party to a Brand License Agreement will use best efforts to comply with its respective obligations under such Brand License Agreement;

(c)

Thomson Reuters Founders Share Company will be notified upon any member of the Thomson Reuters group becoming aware of any material breach or threatened material breach of either Brand License Agreement;

(d)	without the prior written consent of Thomson Reuters Founders Share Company, no provision of either Brand License Agreement related to the Thomson Reuters Trust Principles will be amended; and

(e)	no member of the Thomson Reuters group will Transfer its rights and/or obligations under either Brand License Agreement to any other Person other than to another member of the Thomson Reuters group.

3.2

Thomson Reuters Corporation and Reuters News & Media Limited shall be severally responsible for any breach of clause 3.1 by any member of the Thomson Reuters group as if it was a breach by Thomson Reuters Corporation or Reuters News & Media Limited itself.

4	Operation of Business of Reuters

4.1

Thomson Reuters Corporation agrees to maintain Reuters as a business unit within the Thomson Reuters group, such business unit to operate without undue influence from Thomson Reuters’ management and separately from other business units of the Thomson Reuters group. Thomson Reuters Corporation agrees that Reuters will be the sole business unit of Thomson Reuters that carries on the business of providing multimedia news services. For the avoidance of doubt, the parties acknowledge that the other business units of Thomson Reuters, in the ordinary course of their businesses, provide their customers with news, insights, analysis and current awareness relevant to the core offerings of those business units (but that in no case is such core offering news services). Thomson Reuters Corporation acknowledges that the intention behind this clause 4.1 is that Reuters will operate with a reasonable degree of autonomy comparable to that of Thomson Reuters Corporation’s largest business units and on the basis that the financial condition and/or prospects of Reuters are not significantly impaired by competition from other business units within the Thomson Reuters group, but that the parties recognise the complexities inherent in reflecting such intention in this Agreement. Accordingly,

Thomson Reuters Corporation acknowledges the aforementioned intention of this clause 4.1 and agrees to apply it in accordance with such purpose in good faith.

4.2

In the event of any uncertainty regarding the application of clause 4.1, Thomson Reuters Corporation agrees to consult with Reuters News & Media Limited and Thomson Reuters Founders Share Company and have due regard to their respective representations.

4.3

Each of Thomson Reuters Corporation and Reuters News & Media Limited agrees that Reuters will maintain separate accounts and receive for its own account all revenue payable for services by the F&R Business and all other customers of Thomson Reuters using Reuters’ services (including, without limitation, internal Thomson Reuters group customers except in respect of services that do not involve any costs or out-of-pocket expenses for Reuters).

4.4

Thomson Reuters Corporation agrees to provide Reuters with access to capital (including reinvestment of capital) and shared Thomson Reuters group services (including, without limitation, providing Reuters with a sufficient quality and quantity of dedicated time of management of Thomson Reuters Corporation), on a basis that is consistent with the terms provided to other Thomson Reuters business units, as reasonably determined by Thomson Reuters Corporation from time to time.

4.5

Reuters will continue to provide services to Thomson Reuters business units, consistent with past practice. Thomson Reuters Corporation and Reuters News & Media Limited agree that financial arrangements for such services will be appropriately reflected and easily identified.

4.6

Thomson Reuters Corporation will provide Thomson Reuters Founders Share Company with audited annual comparative consolidated financial statements of Reuters, together with the report of the auditors thereon, within 120 days after the end of each fiscal year beginning with the fiscal year ending December 31, 2018.

4.7

Thomson Reuters Corporation agrees that the articles or other constating documents of (i) Reuters News & Media Limited and (ii) all other Subsidiaries of Thomson Reuters Corporation that carry on any business of providing multimedia news and information services from time to time as part of the Reuters business unit will include a statement of the Thomson Reuters Trust Principles.

4.8	Reuters News & Media Limited warrants to Thomson Reuters Founders Share Company that, as at the date of this Agreement:

(a)

it is the principal holding corporation for the Reuters business unit and all of its Subsidiaries, and all other Subsidiaries of Thomson Reuters Corporation any part of the business of which is part of the Reuters business unit, have been disclosed to Thomson Reuters Founders Share Company;

(b)	it is party to the News Content License and Relationship Agreement; and

(c)

it has the right, power and authority to execute and to deliver, and to exercise its rights and perform its obligations under this Agreement, the Deed of Mutual Covenant and the News Content License and Relationship Agreement.

5	Reuters Portfolio Undertakings

5.1

During the term of this Agreement, each of Thomson Reuters Corporation and Reuters News & Media Limited agrees that it will not, except with the prior written consent of Thomson Reuters Founders Share Company:

(a)	effect any Transfer of Reuters to any Person other than to one or more wholly-owned Subsidiaries of Thomson Reuters Corporation; or

(b)	effect or permit any material acquisition by, or material disposition from, the business of Reuters.

5.2

Each of Thomson Reuters Corporation and Reuters News & Media Limited agrees to provide Thomson Reuters Founders Share Company reasonable notice of any proposed transaction or arrangement that would require the consent of Thomson Reuters Founders Share Company in accordance with clause 5.1 in addition to such other information as the Thomson Reuters Trustees may reasonably request in connection with such proposed transaction or arrangement.

6	Agreements With Respect to the Fifth Thomson Reuters Trust Principle

6.1

Thomson Reuters Founders Share Company acknowledges and agrees that Thomson Reuters’ performance of its obligations under this Agreement will satisfy the Fifth Thomson Reuters Trust Principle as it relates to the news.

6.2

Following the date on which delivery of the audited annual comparative consolidated financial statements of Reuters for the year ending December 31, 2023 is due in accordance with clause 4.6 of this Agreement, and at such times thereafter as Thomson Reuters Corporation and Thomson Reuters Founders Share Company shall mutually agree (acting in good faith), each of Thomson Reuters Founders Share Company and Thomson Reuters Corporation will have the right to reassess whether the performance of Thomson Reuters’ obligations under this Agreement continues to satisfies the Fifth Thomson Reuters Trust Principle as it relates to the news. Such reassessment will be made on the basis of criteria that are mutually agreed to by the parties in advance, acting reasonably and in good faith.

6.3

If, on the basis of any reassessment in accordance with clause 6.2, either Thomson Reuters Founders Share Company or Thomson Reuters Corporation determines that amendments to this Agreement are desirable, it shall have the right to propose such amendments to the other.

No amendment to this Agreement will be valid and binding unless agreed to in writing by both Thomson Reuters Founders Share Company and Thomson Reuters Corporation, having regard to any representations made by Thomson Reuters Corporation or Thomson Reuters Founders Share Company, as applicable, and each party acting in good faith and in accordance with the Thomson Reuters Trust Principles taken as a whole.

6.4

In the event of (i) a change of Control of Thomson Reuters Corporation or Reuters or (ii) on termination of the News Contract and Relationship Agreement, Thomson Reuters Founders Share Company shall have the right to review this Agreement in order to assess whether, in light of the changed circumstances, the performance by Thomson Reuters of its obligations under this Agreement continues to satisfy the Fifth Thomson Reuters Trust Principle as it relates to the news. Thomson Reuters Corporation and Reuters News & Media Limited will work together to alter, add to or substitute this Agreement to reflect such matters that Thomson Reuters Founders Share Company reasonably requires to ensure that the Thomson Reuters Trust Principles are complied with on an ongoing basis in light of the changed circumstances.

7	Jurisdiction

7.1

Each of the parties to this Agreement irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario, Canada, and waives any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum or any similar grounds.

7.2	The provisions of clause 7.1 shall not affect the right of any party to this Agreement to take proceedings in any other jurisdiction in which jurisdiction can be founded.

8	Termination

8.1	Upon the termination of the News Contract License and Relationship Agreement or any of the Brand License Agreements:

(a)	the obligations set forth in clause 2 or clause 3, as applicable, shall be of no further force and effect insofar as it relates to that agreement; and

(b)	for the avoidance of doubt, all other provisions of this Agreement shall remain in full force and effect.

8.2	This Agreement may be terminated by written agreement of Thomson Reuters Corporation, Reuters News & Media Limited and Thomson Reuters Founders Share Company.

8.3	If terminated in accordance with clause 8.2, this Agreement shall be of no further force and effect.

9	Notices

9.1	Any notice or other communication under this Agreement shall be in writing and in English.

9.2

Any such notice or other communication may be given by letter delivered, or sent postage prepaid by first class post, to the recipient at its address stated herein. Any such notice or other communication may be given by email or facsimile transmission to the recipient, but if so given shall promptly be confirmed by letter.

9.3	The address of any party to this Agreement may be changed by notice given to the other parties.

9.4

Any notice or other communication delivered to the recipient shall be deemed to have been received on delivery. Any notice or other communication sent by first class post shall be deemed to have been received 48 hours after being put in the post if sent within the United Kingdom and seven days after being put in the post if sent to or from an address outside the United Kingdom. Any notice or other communication sent by email or facsimile transmission shall be deemed to have been received 24 hours after despatch.

9.5

A copy of any notice or other communication under this Agreement to Thomson Reuters Founders Share Company shall be concurrently sent to the Person designated from time to time by Thomson Reuters Corporation to provide secretarial services to Thomson Reuters Founders Share Company.

10	General

10.1

The written consent of Thomson Reuters Founders Share Company shall be deemed to have been given for any of the purposes of this Agreement if, and only if, a certificate signed on behalf of Thomson Reuters Founders Share Company by not less than two of the Thomson Reuters Trustees shall have been received at the registered office of Thomson Reuters Corporation confirming that a resolution giving the consent in question has been duly passed at a meeting of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) or by written resolution of the Thomson Reuters Trustees (in their capacity as directors of Thomson Reuters Founders Share Company) in accordance with Thomson Reuters Founders Share Company’s Articles.

10.2

The rights of Thomson Reuters Founders Share Company under this Agreement are personal to Thomson Reuters Founders Share Company and may not be Transferred to any other Person other than a transferee of the Thomson Reuters Founders Share as permitted by Thomson Reuters Corporation’s Articles. No purported Transfer of such rights in contravention of this Agreement shall be valid or effective.

10.3

The rights of Thomson Reuters Corporation and Reuters News & Media Limited under this Agreement are personal to each of them and may not be Transferred to any other Person. No purported Transfer of such rights in contravention of this Agreement shall be valid or effective.

10.4	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.5	This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED

In the presence of:

By:	/s/ Steven Turnbull	/s/ Matthew O’Shea

	Name: Steven Turnbull	Name: Matthew O’Shea

	Title: Director	Address: 3 More London Riverside, London SE1 2AQ

THOMSON REUTERS CORPORATION

In the presence of:

By:	/s/ Deirdre Stanley	/s/ Dorrie Harris

	Name: Deirdre Stanley	Name: Dorrie Harris

	Title: Executive Vice President and General Counsel	Address: 3 Time Sq., New York, NY 10036

REUTERS NEWS & MEDIA LIMITED

In the presence of:

By:	/s/ Kimberley Major	/s/ Salah Hassan

	Name: Kimberley Major	Name: Salah Hassan

	Title: Director	Address: 30 South Colonnade, Canary Wharf